UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1)  This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is a question and answer communication used by ILOG S.A. on October 6, 2008:

Q.            How can we reassure our optimization customers regarding this transaction?

A.    “IBM considers ILOG’s optimization technology a key asset in this coming acquisition.  ILOG’s technical and market leadership in optimization are well known and respected worldwide, including inside IBM.  We look forward to working closely with ILOG’s customers and partners to extend the benefits brought by this technology to a larger market.”  — Steve Mills, Senior Vice President and Group Executive, IBM Software Group

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary have filed with the Autorité des marchés financiers (the “AMF”) (in particular the Note d’Information) and will file with the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG has filed with the AMF a Note en Réponse and will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO to be filed by IBM and the Note d’Information filed by IBM and the Schedule 14D-9 to be filed by ILOG and the Note en Réponse filed by ILOG because these documents contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors are able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or when filed with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with the laws of such jurisdiction.